FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields - The Complete Gold Company
REJECT HARMONY
PROTECT VALUE
DO NOT TENDER YOUR SHARES
18 February 2005
Dear Fellow Shareholder,
You should know some simple facts about Harmony's hostile offer.
I am writing to explain what we believe are some simple facts about the hostile bid by Harmony Gold Mining Company Limited ("Harmony") for your company and why I urge you not to tender your shares or American Depositary Receipts (ADRs) into the offer.
We believe it is important for you to look at the following facts:
·
FACT: Harmony's all-share offer of 1.275 of its shares for each Gold Fields share or ADR significantly undervalues Gold Fields. This was true at the time the unsolicited offer was initially launched (on 18 October 2004) and remains true now, some four months later.
·
FACT: Harmony's hostile offer has very little merit, evidenced by only 11.5% of Gold Fields' shareholders accepting Harmony's Early Settlement Offer.
·
FACT: As of 15 February, the share ratio stood at 1.418x, an 11% discount to Harmony's offer ratio of 1.275 of Harmony shares for each Gold Fields share. The market is clearly telling Harmony that its offer undervalues Gold Fields.
·
FACT: The offer is made only in Harmony's paper, which we believe to be over valued, given its financial and operating performance over the last 12 months. There is no cash component. The offer is "under water" and we are unaware of any such hostile offer ever being successful. So why would any economically rational shareholder sell at a discount to the market?
·
FACT: There is no premium and the offer price is far too low to obtain assets of the quality and potential that Gold Fields has to offer.
·
FACT: Harmony has no proven track record in managing international assets and its South African operations are underperforming. Without the right depth of management, expertise and experience in managing international assets, how can Harmony realistically expect to manage a successful and properly diversifi ed global gold company?
·
FACT: Harmony has failed to restructure its own operations and continues to lose money, burn cash, close down shafts, shed jobs and reduce the amount of gold it produces.
·
FACT: Harmony is disposing of sound investments, such as African Rainbow Minerals (Pty) Limited to fund its loss making operations.
·
FACT: Gold Fields is the complete gold company. Gold Fields offers you a compelling investment. Gold Fields is committed to a sustainable strategy for growth and value creation. Gold Fields is in a robust fi nancial position, has been consistently profi table and has improving margins. Gold Fields is liquid, unhedged and internationally diversifi ed. This strategy, unlike Harmony's, has a proven track record of success in diffi cult market conditions.
For these reasons and the reasons cited below, your Board continues to recommend that you reject the Harmony offer and do not tender your shares or ADRs.

Gold Fields - The Complete Gold Company
Your Board believes the prospects for the continued growth of Gold Fields and the generation of further shareholder value are exciting. The Board urges you to preserve value and reject the Harmony offer by not tendering your shares or ADRs.
The Competition Commission and Competition Tribunal
On Friday, 11 February 2005, the Competition Commission recommended to the Competition Tribunal that the merger with Harmony be approved subject to a 24-month moratorium on all redundancies, other than a maximum of 1,500 employees in corporate, management and supervisory positions.
Being the investigative arm, the Commission's recommendation is the fi rst step of a two-stage process. The next step is for the Tribunal to adjudicate the matter in terms of the Competition Act, which requires a public hearing. After such public hearing, the Tribunal is empowered to agree or disagree with recommendations of the Commission.
We recommend that you do not rely on the Commission's decision, nor on any suggestion by Harmony, the press or others, that the Commission's recommendation will determine the ultimate outcome of this matter.
Gold Fields shareholders should also note that there would be no need to cut up to 1,500 jobs at Gold Fields if there were no hostile bid from Harmony. Gold Fields is in good shape, our operations have responded well to the strong rand environment and, unlike Harmony, we are making money. Why should Gold Fields shareholders and employees have to bail out Harmony?
Setting the record straight
Also enclosed is a document that compares the performance of Harmony to that of Gold Fields when assessed on a like-for-like basis. Compared to a struggling Harmony, Gold Fields is profi table, increasing production and in control of its cost base - while aggressively reducing costs further through sustainable, well planned programmes.
We have also taken the opportunity to set the record straight on certain inaccuracies and statements made about your company by Harmony at their results presentation, that we believe were misleading. We have undertaken this exercise because we believe that you, the Gold Fields shareholder, should have accurate facts in front of you to help you make decisions about the future of your company.
Why does Harmony's failure to produce its CPR matter?
Despite Harmony's attempts to play down the importance of the Competent Person's Report (CPR) which they undertook to produce in DECEMBER 2004, we believe this is a critical document to evaluate the true worth of Harmony's shares.
We are extremely concerned at the extended delay in the production of this report. What we believe should have taken no more than two months to complete in a properly run mining company has now taken a signifi cantly longer period of time.

Gold Fields - The Complete Gold Company

Our simple question to Harmony is, "Where is the CPR?" We believe you have a right to know now - and not after further rounds of Harmony's unconvincing excuses and delays.

Your Board continues to believe that Harmony should end the value destruction and abandon its bid

Since Harmony made its hostile and unsolicited bid, as much as R15.3 billion* in the value of both companies has been destroyed. Gold Fields' share price has fallen from R92/$14.94 on 15 October 2004 to R70.40/$11.66 on 15 February 2005**. Unless Harmony's hostile offer is stopped, the one certain outcome of this unsolicited and unwelcome bid will be the further destruction of shareholder value - for you, and all other Gold Fields shareholders.

Your Board recommends that you reject the hostile Harmony offer and do not tender your shares or ADRs.

Yours sincerely,
Ian Cockerill
Chief Executive
Appendix
*Value destruction to date
Value destruction to date
Gold Fields
Harmony
Total value destruction
Issued shares
492 million
394 million
(321 million prior to
26 November 2004)
Share price as at 18 October 2004
R92.00
R75.48
Closing share price as at 15 February 2005
R70.40
R49.63
Market capitalisation as at 18 October 2004
R45.3 billion
R24.2 billion
Market capitalisation as at 15 February 2005
R34.7 billion
R19.5 billion
Value destruction
R10.6 billion
R4.7 billion
R15.3 billion
** GFL Rand share prices refer to close of business on the JSE. Dollar share prices refer to GFL ADR share price on close of business on the NYSE.

Gold Fields - The Complete Gold Company

In the United States, Gold Fields Limited ("Gold Fields") has fi led a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents fi led by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents fi led by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

This document contains "forward-looking statements" with respect to Gold Fields' fi nancial condition, results of operations, business strategies, operating effi ciencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are "forward- looking statements".

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates refl ecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in materials fi led with or furnished to the SEC from time to time, including Gold Fields' most recent Annual Report on Form 20-F.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include, without limitation: overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated effi ciencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fl uctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to refl ect events or circumstances after the date of this document or to refl ect the occurrence of unanticipated events. Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and offi cers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and offi cers disclaim all liability for information concerning Harmony included in this document.

Gold Fields -
The Complete Gold Company

Contents
Setting the record straight
2
Gold Fields is fi nancially strong: with more to come
2
The Harmony Way exposed
3
Why does Harmony's failure to produce its CPR matter?
3
Impact of the bid on Gold Fields shareholders
4
Harmony's offer is highly dilutive on key metrics
5
Harmony continues to burn cash
6
Harmony consistently delivers losses
6
Financial Performance - a true comparison between Gold Fields and Harmony
7
Misrepresentations made by Harmony
11
Appendix 1
14
Appendix 2
15
Appendix 3
15

Gold Fields - The Complete Gold Company

In the United States, Gold Fields Limited ("Gold Fields") has fi led a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents fi led by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents fi led by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.

The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any such other jurisdiction.

This document contains "forward-looking statements" with respect to Gold Fields' fi nancial condition, results of operations, business strategies, operating effi ciencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this document that are not historical facts are "forward- looking statements".

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates refl ecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in materials fi led with or furnished to the SEC from time to time, including Gold Fields' most recent Annual Report on Form 20-F.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include, without limitation: overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated effi ciencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fl uctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to refl ect events or circumstances after the date of this document or to refl ect the occurrence of unanticipated events. Information included in this document relating to Harmony and its business has been derived solely from publicly available sources. While Gold Fields has included information in this document regarding Harmony that is known to Gold Fields based on publicly available information, Gold Fields has not had access to non-public information regarding Harmony and could not use such information for the purpose of preparing this document. Although Gold Fields is not aware of anything that would indicate that statements relating to Harmony contained in this document are inaccurate or incomplete, Gold Fields is not in a position to verify information concerning Harmony. Gold Fields and its directors and offi cers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Gold Fields and its directors and offi cers disclaim all liability for information concerning Harmony included in this document.

Gold Fields - The Complete Gold Company
Setting the record straight
In this document we examine how the performance of Harmony compares to that of Gold
Fields when assessed on a like-for-like basis. The comparison is telling. Compared to a struggling
Harmony, Gold Fields is profi table, increasing production and in control of its cost base - while aggressively reducing costs further through sustainable, well planned programmes. We believe
Harmony's fi nancial position is further weakening as the business continues to burn cash and shows little signs of delivering the much vaunted productivity gains that continuous operations
("CONOPS") were supposed to bring.
We have also taken the opportunity to set the record straight on certain inaccuracies and statements made about Gold Fields by Harmony at its results presentation on the 3rd February
2005 that we believe were misleading. We have undertaken this exercise because we believe that you the Gold Fields shareholder should have accurate facts in front of you to help you make decisions about the future of your company.
Gold Fields is financially strong: with more to come
We recently announced our results for the quarter ended 31 December 2004, delivering a solid operational performance despite the distraction of Harmony's hostile bid. Operating Profi ts were up 40%; total attributable gold production rose 4%; and Group margins increased from
17% to over 20%, with South African margins restored to double digits.
We believe Gold Fields has a high quality South African platform with excellent gearing to the rand and gold price. Our sustainable cost management and revenue generation programmes are delivering increased margins. Costs at our South African operations were down 2% in
Q2 2005 to R71,949 per kilogram helping reduce our overall cash costs to just R64,921 per kilogram (US$330 per ounce). Year-on-year costs at Gold Fields' South African operations were down 4% while production was up 4%.
Our international portfolio is developing rapidly. We have a low risk, high impact growth pipeline, active in all the major gold exploration regions of the world. We stand by our commitment to produce an additional 1.5 million ounces of gold per annum within fi ve years from international assets.
Reject Harmony's Hostile and Unsolicited Offer
Harmony's offer destroys value for Gold Fields shareholders

Gold Fields - The Complete Gold Company
Your Board believes the prospects for the continued growth of Gold Fields and the generation of further shareholder value are exciting. The Board urges you to preserve value and reject the Harmony offer by not tendering your shares or ADRs (American Depositary Receipts).
The Harmony Way exposed
As we have communicated to you previously, we believe Harmony's management model, the so-called "Harmony Way", is fl awed and unsuited for the challenges presented by Gold
Fields' complex, long-life and deep level South African mining operations. The latest change in presentation of Harmony's numbers fails to conceal its poor operating performance. Despite the best efforts of Harmony to indicate otherwise, the reality is that its business model has failed to perform in South Africa and internationally.
Despite its most recent management reshuffl e, we do not believe Harmony has the vision, management depth, or skills and capabilities to manage a global mining company, which they have effectively demonstrated through their poor track record of international expansion over the past decade. They have spent billions of rand of their shareholders' money and have not yet successfully built a mine outside South Africa.
Why does Harmony's failure to produce its CPR matter?
We continue to advise shareholders to exercise caution regarding the Harmony Resources and
Reserves position as Harmony has yet to produce their updated Competent Persons Report (CPR).
The updated CPR was to be made available in DECEMBER 2004. The delay in completing this document is totally unsatisfactory and leads one to question what the actual reserve position is as well as the effi cacy of their mineral resource and reserve management systems and procedures.
Despite Harmony's attempts to play down the importance of its overdue CPR we believe this is a critical document to evaluate the true worth of Harmony's shares.
To recap why this matters, the independently audited figure for Harmony's reserves - as shown in their current CPR - shows 41 million ounces. However, Harmony chose an unaudited fi gure of
62 million ounces to include in the information they sent to Gold Fields shareholders in October
2004. When challenged on this, they say they have included `inferred reserves' to top up the number - this is in direct violation of the South African gold industry's standard SAMREC codes.
Harmony, during their recent quarterly results presentation, ventured that they had made a
2.5 million ounce "error" in their previous "declarations" and that an additional 1 million ounces

Gold Fields - The Complete Gold Company
of "vamping" would also not be classifi ed as reserves in the CPR. The currently unaudited
Harmony reserve number has thus been whittled down to some 55.6 million
#
ounces since
their initial unaudited declaration of 62 million ounces made to Gold Fields shareholders.
These classifi cations and errors cause us great concern for our shareholders. The CPR is a critical tool in the evaluation of any gold mining company, and in an all-share offer it becomes of paramount importance that accurate and independent reserve figures are available.
Since the March 2004 quarter, Harmony has closed 10 shafts and based upon the December
2004 quarterly results, Harmony has 12 shafts operating at costs above R100,000/kg - this being almost 20% higher than the prevailing Rand gold price of approximately R83,000/kg. The losses being sustained at these shafts implies further reserves risk.
We are extremely concerned at the extended delay in the production of this report. An exercise that we believe should have taken no more than two months to complete in a properly run mining company has now taken a signifi cantly longer period of time. Our simple question again to Harmony is, "Where is the CPR?" We believe you have a right to know now before you are asked to make a decision on the Harmony offer - and not after further rounds of Harmony's unconvincing excuses and delays.
Impact of the bid on Gold Fields shareholders
We continue to advise you, the Gold Fields shareholder, not to tender your shares into the
Harmony Offer - value has been, can and will be destroyed. Since Harmony made its hostile and unsolicited bid, as much as R15.3 billion
in the value of both companies has been destroyed.
Current offer spread
Rand per share*
US$ per share (ADR)*
Gold Fields 70.40 11.66
Harmony 49.60 8.16
Current share ratio* 1.418 1.429
Offer ratio 1.275 1.275
Offer discount to market 11.3% 12.1%
*Share prices as at the close 15 February 2005. Rand share prices related to JSE close, US$ share prices relate to NYSE close.
see Appendix 2
#
see Appendix 3

R60
R(13)
R(73)
Current position
Post transaction
Net loss
– 122%
dilutive to
Gold Fields
Shareholder

R175
R13
R(162)
Current position
Post transaction
Net loss
– 92%
dilutive to
Gold Fields
Shareholder

100
91
(9)
Current position
Post transaction
Net loss
– 9%
dilutive to
Gold Fields
Shareholder

[redacted]

Gold Fields

Gold Fields - The Complete Gold Company
Harmony's offer is highly dilutive on key metrics
Impact on an owner of 100 Gold Fields shares who accepts the offer in respect to 100%
of his/her holdings
Headline earnings (Q2 2005 annualised)
Cash flow from operations (Q2 2005 annualised)
Source: Gold Fields Life of Mine plans and Harmony's CPR assuming a 5% real discount rate for both companies. Note: Shares outstanding for both companies as of 31 December 2004. Source: Harmony and Gold Fields Q2 2005 with Quarterly Reports.
Net Present Value at R85,000/kg gold price indexed to 100

Gold Fields - The Complete Gold Company
Harmony continues to burn cash
The Harmony December 2004 quarterly results reveal that Harmony continues to burn cash at an increased rate, despite Harmony's claims to the contrary.
Period
Harmony's Cash outfl ow from
operating activities
Gold Fields'
Cash infl ow from operating activities
Q1 F2005 (R64 million) R198 million
Q2 F2005 (R375 million) R233 million
F2005 year to date (R439 million) R431 million
From an operating perspective, this is not sustainable and Gold Fields shareholders should be concerned at Harmony's poor performance in this regard. In addition, Harmony has also not provided guidance for the March 2005 quarter.
Harmony consistently delivers losses
Over the past six quarters, Harmony has produced headline losses in excess of R1.4 billion, with still no sign of a turnaround. Gold Fields should not be called upon to subsidise these earnings losses.
300
200
100
0
(100)
(200)
(300)
(400)
(500)
Headline earnings in R million
Sep 03 Dec 03 Mar 04 Jun 04 Sep 04 Dec 04
----
Gold Fields Limited
----
Harmony
----
Combined
Continuing at this rate, a combined Gold Fields/Harmony, in terms of earnings, would be the world's largest loss making gold company. Gold Fields earnings would not be suffi cient to compensate for Harmony's losses.

Gold Fields - The Complete Gold Company
Financial Performance - a true comparison between Gold Fields and Harmony
The comparative numbers tell the story - Gold Fields outperforms Harmony on all key metrics and the Harmony Way does not appear to be effective in realising any improved financial results.
The financial benefi ts of the Gold Fields balanced portfolio of quality mining assets are evident in the tables that follow.
Group Salient Production and Financial information
Group
Units
Gold Fields
Q1 F2005
Harmony
Q1 F2005
Gold Fields
Q2 F2005
Harmony
Q2 F2005
Gold produced
Kg
33,060
25,822
34,705
24,604
Cash operating costs (Incl. Gold inventory change)
R/kg
64,649
77,880
62,868
77,415
Total cash costs
R/kg
66,516
n/a
64,921
n/a
Revenue
Rm
2,705
2,144
2,946
2,068
Cash operating costs*
Rm
2,225
2,011
2,215
1,905
Cash operating profit
Rm
480
133
731
163
Rehab cost provision
Rm
(11)
(14)
(11)
(14)
Employment termination cost
Rm
(16)
(154)
(33)
(109)
Corporate marketing and new business
Rm
(84)
(38)
(83)
(41)
Gold inventory change
Rm
(87)
n/a
(33)
n/a
Operating profit
Rm
456
(73)
637
(1)
Net earnings
Rm
102
(340)
80
(277)
*Reconciliation of Cash Operating Costs - See Appendix 1
On a comparative basis:
·
For the December 2004 quarter, Gold Fields cash operating profi ts are 4.5 times higher than Harmony's
·
Operating profi ts at Gold Fields are substantially higher at R637 million for the
December 2004 quarter vs. an operating loss of R1 million for Harmony
·
In the December 2004 quarter, Gold Fields cash operating costs (including Gold inventory change) are currently R62,868/kg: 19% lower than Harmony's

Gold Fields - The Complete Gold Company
South African Salient Production and Financial information
Group
Units
Gold Fields
Q1 F2005
Harmony
Q1 F2005
Gold Fields
Q2 F2005
Harmony
Q2 F2005
Gold produced
Kg
21,779
23,390
22,577
22,108
Cash operating costs
R/kg
72,533
79,169
70,492
79,284
Total cash costs
R/kg
73,263
n/a
71,949
n/a
Revenue
Rm
1,784
1,946
1,911
1,857
Cash operating costs
Rm
1,580
1,852
1,592
1,753
Cash operating profit
Rm
204
94
319
104
Rehab cost provision
Rm
(10)
(14)
(10)
(14)
Employment termination cost
Rm
(16)
(154)
(33)
(109)
Corporate marketing and new business
Rm
(58)
(38)
(52)
(41)
Operating profit
Rm
120
(112)
224
(60)
·
For the December 2004 quarter, Gold Fields' South African cash operating profits were three times higher than Harmony's
·
Operating profits at Gold Fields are substantially higher at R224 million for the
December 2004 quarter vs. a R60 million loss for Harmony
·
Gold Fields cash operating costs are currently R70,492/kg: 11% lower than those of Harmony
Gold Fields delivers superior operating performance
An analysis of operating performance over the last six quarters clearly shows that, on average,
Harmony under-performs Gold Fields. The cost stripping focus of the "Harmony Way" has eroded value within Harmony as production has decreased and costs have increased. Conversely, Gold Fields has focused on improving profitability by implementing a sustainable two-pronged strategy of:
·
Revenue maximisation through increasing production (Project 400) and;
·
Cost reduction largely through improved consumption based management and supply chain management (Project 100 and Project Beyond).

Gold Fields - The Complete Gold Company
This strategy is delivering results as evidenced by the following graphs
28,000
27,000
26,000
25,000
24,000
23,000
22,000
21,000
20,000
SA quarterly gold production
Q1 F2004 Q2 F2004 Q3 F2004 Q4 F2004 Q1 F2005 Q2 F2005
----
Gold Fields Limited (kg)
----
Harmony (kg)
The comparison of the South African gold production of Gold Fields with that of Harmony shows that Gold Fields has managed to maintain a steady and improving production profile, despite a strengthening rand. Harmony has struggled to maintain a consistent production profi le and has seen a 21% decline in production over the past six quarters.
85,000
82,500
80,000
77,500
75,000
72,500
70,000
SA cash operating costs
Q1 F2004 Q2 F2004 Q3 F2004 Q4 F2004 Q1 F2005 Q2 F2005
----
Gold Fields Limited (R/kg)
----
Harmony (R/kg)
Gold Fields has shown a superior track record of cost performance relative to Harmony over the past six quarters. Gold Fields costs are now lower than six quarters ago despite significant wage, steel and diesel price increases over the period. Sustainable cost initiatives such as
Project 100 have already delivered R100 million in savings and Project Beyond has delivered
R40 million in contractual savings to date. It is also anticipated that Project Beyond will deliver a total of R200 - R300 million in savings over the next 12 - 24 months.

Gold Fields - The Complete Gold Company
Gold Fields' South African cash costs are currently R71,949/kg, well in hand and on target to meet its stated objective of breaking below R70,000/kg, for the March quarter. Harmony however has not managed to show a meaningful and consistent reduction in costs over the same period.
25%
20%
15%
10%
5%
0%
-5%
SA cash operating margins
Q1 F2004 Q2 F2004 Q3 F2004 Q4 F2004 Q1 F2005 Q2 F2005
----
Gold Fields Limited (R/kg)
----
Harmony (R/kg)
Gold Fields has a much healthier cash operating margin of 17% in comparison to Harmony's, which is currently in single digits. Hence Gold Fields, through its strategy of maximising revenue and reducing costs, is better positioned to deal with further strength in the Rand.

Gold Fields - The Complete Gold Company
Misrepresentations made by Harmony
We want to set the record straight on certain inaccuracies and misleading statements made by
Harmony at their recent results presentation.
TARKWA
Harmony: "Tarkwa's grades are higher than forecast and both the capex and cash costs of the mine are higher than reported."
The Facts
Harmony has distorted the purpose of and information contained in the Competent Persons
Report (CPR) which was sent to Gold Fields shareholders on 29 October 2004.
·
It is important to note that the CPR should not be confused with detailed short term operating plans. While a strong indicator of near term performance, it is primarily intended to present life of mine projections.
·
Harmony has misrepresented the information reported by Gold Fields in the Q2
F2005 quarterly documentation.
Nothwithstanding this, Tarkwa is performing broadly in line with current projections, noting however that the CPR information is arranged on a calendar year basis, and Gold Fields reports on a financial year.
Capital expenditure: The latest Gold Fields quarterly report forecasts capital expenditure for the fi rst half of calendar year 2005 at US$ 25 million, decreasing in the second half of calendar
2005 as various projects reach completion.
Total cash costs: In the December quarterly report Gold Fields reports "total cash costs are expected to approach US$ 200 per ounce in the March quarter as the full benefits of the expansion start to be realized"
Grade: The 1.8 grams per ton head grade referred to by Harmony is mill plant head grade only.
If combined with the heap leach operation the head grade will decrease to 1.3 grams per ton, which is comparable with the combined head grade as given in the CPR.

Gold Fields - The Complete Gold Company
INTERNATIONAL GROWTH STRATEGY
Harmony: "None of Gold Fields' projects are capable of becoming productive mines within
3 years."
Harmony have attempted to discredit Gold Fields international success in an attempt to downplay their dismal success in developing an international business.
The Facts
Gold Fields international operations continue to deliver superior results and the company has a low risk high impact pipeline of growth opportunities from worldwide exploration projects to both minesite and greenfi eld development projects. Gold Fields has a track record of delivery in this area most notably the recent successes of the Tarkwa and St Ives expansions.
MILLING AT BEATRIX
Harmony: "Harmony is providing milling capacity for Beatrix at the Joel mine"
The Facts
In August 2004, Harmony unilaterally terminated this mutually benefi cial arrangement. Since that time, there has been no provision of milling capacity from Harmony in respect of Beatrix's surface material at Joel. In fact, the only two mines in the Harmony and Gold Fields stables that share a common boundary and where some real synergistic benefits may accrue are
Beatrix and Joel, yet Harmony terminated this mutually beneficial arrangement - why?
Your Board believes the prospects for the continued growth of Gold Fields and the generation of further shareholder value are exciting and remains committed to maximising value for all of its shareholders.
The Board remains firmly of the view that:
·
the Harmony offer does not come close to achieving a fair value for Gold Fields;
·
takes no account of the high quality of Gold Fields' asset base;
·
does not reflect the benefi ts that successful international diversification has brought to Gold Fields shareholders; and
·
does not reflect the apparently precarious financial and operational state that
Harmony finds itself in - as borne out by its decision to sell its stake in ARM - nor the positive operating trend that Gold Fields is experiencing.

Gold Fields - The Complete Gold Company
Shareholders are advised that, while this offer remains in place, the Board of Gold Fields will continue to oppose it vigorously as it believes:
1.   The current hostile offer grossly undervalues Gold Fields; consists of only Harmony's over valued shares with no cash element; and offers no control premium to Gold Fields'
shareholders;
2.   Harmony's management model, the so-called "Harmony Way", is fl awed and will be unable to cope with the challenges presented by Gold Fields' complex, long-life and deep level
South African mining operations;
3.   Harmony does not have the vision, management depth or skills and capabilities to manage a global mining company, as they have effectively demonstrated through their poor track-
record lack of international success over the past decade;
4.   Harmony's increasingly precarious fi nancial position, exhibited by its 6 consecutive quarter of losses, will threaten the viability of any combined entity. At the current Rand gold price about half of Harmony's operations cannot even cover its cash costs;
5.   Harmony's aggressive marketing and opaque reporting practices (they only report on three categories and give no detail of specific mines) effectively conceal the real point that its business model is unsupportable both in South Africa and internationally; and
6.   Gold Fields management have delivered greater value to shareholders compared to
Harmony and are positioning to continue doing so.
An independent Gold Fields offers shareholders a solid and transparent investment vehicle with more exciting growth prospects than the combination proposed by
Harmony - as the recent results announcements by each company have demonstrated.
Gold Fields shareholders will continue to reap the benefi ts of a well managed, performance focused, internationally diversifi ed South African champion - Gold Fields.
The Board urges you to preserve value and reject the Harmony offer by not tendering your shares or ADRs.

Gold Fields - The Complete Gold Company
Appendix 1
Reconciliation of Cash Operating Costs - Gold Fields' Comparative Calculation of Cash
operating costs
Gold Fields discloses Total Cash Cost and Harmony discloses Cash Operating Cost. Based on the information disclosed by Harmony, Gold Fields is unable to calculate a Total Cash Cost for
Harmony. However, we can restate our costs in order to calculate a Cash Operating Cost for
Gold Fields, which allows us to make a like-for-like comparison.
Group
South Africa
Gold Fields comparative calculation of cash operating costs
Q1 F2005
Q2 F2005
Q1 F2005
Q2 F2005
Operating costs (as per Operating and Financial Results)
Rm 2,336 2,342 1,664 1,687
Rehabilitation costs Rm (11) (11) (10) (10)
Employee termination costs Rm (16) (33) (16) (33)
Corporate marketing and new business Rm (84) (83) (58) (52)
Cash operating cost (excl. Gold inventory change) R/kg 2,225 2,215 1,580 1,592
Gold inventory change Rm (87) (33) -- --
Cash operating cost (incl. Gold inventory change) Rm 2,138 2,182 1,580 1,592

Gold Fields - The Complete Gold Company
Appendix 2
Value destruction to date
Value destruction to date
Gold Fields
Harmony
Total value destruction
Issued shares 492 million
394 million
(321 million prior to
26 November 2004)
Share price as at 18 October 2004 R92.00 R75.48
Closing share price as at 15 February 2005 R70.40 R49.63
Market capitalisation as at 18 October 2004 R45.3 billion R24.2 billion
Market capitalisation as at 15 February 2005 R34.7 billion R19.5 billion
Value destruction R10.6 billion R4.7 billion
R15.3 billion
Appendix 3
On 20 December 2004, Harmony reported ore reserves of 59,1 million ounces -
www.harmony.co.za
Harmony's ore reserves at 20 December 2004 59,1 million
"Error" (2,5 million)
"Vamping" (1,0 million)
# - Total ore reserves 55,6 million

www.goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 21 February 2005
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs